Exhibit 99.1

OBSIDIAN ENERGY ANNOUNCES VOTING RESULTS FROM THE 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Calgary, July 30, 2020 OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX - OBELF) (“Obsidian Energy” or the “Company”) is pleased to announce that at its annual and special meeting of shareholders held on July 30, 2020, Obsidian Energy’s shareholders approved all resolutions outlined in the Notice of 2020 Annual and Special Meeting and Management Proxy Circular dated June 15, 2020 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Obsidian Energy’s website at www.obsidianenergy.com

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of the Issuer for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

	Votes For	Percent	Votes Withheld	Percent
John Brydson	20,492,819	59.27%	14,085,100	40.73%
Raymond D. Crossley	19,105,688	55.25%	15,472,231	44.75%
Michael J. Faust	30,814,842	89.12%	3,763,077	10.88%
William A. Friley	19,151,253	55.39%	15,426,666	44.61%
Maureen Cormier Jackson	19,097,246	55.23%	15,480,673	44.77%
Edward H. Kernaghan	19,661,525	56.86%	14,916,394	43.14%
Stephen Loukas	23,083,703	66.76%	11,494,216	33.24%
Gordon Ritchie	23,549,505	68.11%	11,028,414	31.89%

3.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,630,021	50.99%	16,947,899	49.01%

4. Approval of Amendment to Stock Option Plan

By resolution passed by ballot vote, a resolution was passed to approve the amendment to the stock option plan, as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,493,022	50.59%	17,084,898	49.41%

5.	Approval of Unallocated Options Pursuant to the Stock Option Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the stock option plan until July 30, 2023 was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,618,132	50.95%	16,959,788	49.05%

6.	Approval of Amendment to Restricted and Performance Share Unit Plan

By resolution passed by ballot vote, a resolution was passed to approve the amendment to the restricted and performance share unit plan, as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,552,474	50.76%	17,025,446	49.24%

7.	Approval of Unallocated Units Pursuant to the Restricted and Performance Share Unit Plan

By resolution passed by ballot vote, all unallocated options to acquire common shares under the restricted and performance share unit plan, until July 30, 2023 was approved. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
17,557,206	50.83%	17,000,714	49.17%

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com